Exhibit 99.1

Can-Fite Presented NASH Phase II Namodenoson Data at a Late Breaking Session of the American Association for the Study of Liver Diseases (AASLD) Conference

Dr. Safadi, the study’s Principal Investigator: “Namodenoson’s very impressive study data may result in a promising drug for the treatment of NAFLD/NASH due to the combination of good efficacy and favorable safety.”

PETACH TIKVA, Israel, November 16, 2020 — Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced that Dr. Rifaat Safadi, Principal Investigator of the Company’s Phase II study of Namodenoson in the treatment of NAFLD/NASH delivered a late-brweaking oral presentation at the AASLD conference, The Liver Meeting Digital Experience™ 2020.

Titled “A Phase 2, Randomized, Double-Blind, Placebo-Controlled Dose-Finding Study Of The Efficacy And Safety Of Namodenoson (CF102), An A3 Adenosine Receptor (A3AR) Agonist, In Treating Non-Alcoholic Fatty Liver Disease (NAFLD) And Non-Alcoholic Steatohepatitis (NASH)” the oral presentation was given on Sunday, November 15 by Dr. Safadi, Head of the Liver Unit, Gastroenterology and Liver Diseases, Division of Medicine at Hadassah Medical Center, Professor of Internal Medicine, Bowel, Liver Disease, and Metabolic Syndrome at Hebrew University in Israel.

The double-blind, placebo-controlled, dose-finding efficacy and safety study enrolled 60 patients with NAFLD with or without NASH. Patients with evidence of an active inflammation were treated twice daily with 12.5 mg (n=21) or 25 mg (n=19) of oral Namodenoson vs. placebo (n=20). The patients were treated for 12 weeks and followed-up until week 16. As a result of the study, 25 mg was determined to be the optimal dose.

Data presented during the oral presentation included:

●	Anti-Inflammatory effect – a significant decrease in the liver enzymes ALT and AST and significant improvement in the positive cytokine adiponectin was recorded in the Namodenoson 25 mg treated group

●	Reduced liver fat content - manifested by a significant reduction in % of liver fat volume assessed by MRI-PDFF and a decrease in the Controlled Attenuation Parameter (CAP – score ≥ 331) measured by FibroScan in the Namodenoson 25 mg group

●	Decrease in FIB-4 and FAST – non-invasive tests showed anti-fibrosis effect in Namodenoson 25 mg group

●	Decrease in body weight - a linear decrease in body weight was recorded in the 25 mg and 12.5 mg Namodenoson groups with a better effect in the higher dose

●	Safety - Namodenoson continued to have a safe profile and was very well tolerated with no drug emergent severe adverse effects and no hepatotoxicity

“We were very pleased that the AASLD accepted our late breaking abstract for an oral presentation, a prominent platform through which we shared these important study results with the leading scientists and health care professionals committed to preventing and curing liver diseases. We thank Dr. Safadi for delivering the presentation,” stated Can-Fite CEO Dr. Pnina Fishman.

Dr. Safadi added, “Namodenoson’s very impressive study data may result in a promising drug for the treatment of NAFLD/NASH due to the combination of good efficacy and favorable safety.”

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, inflammatory disease and COVID-19. The Company's lead drug candidate, Piclidenoson, is currently in a Phase III trial for rheumatoid arthritis/psoriasis and a Phase II study in the treatment of moderate COVID-19. Can-Fite's liver drug, Namodenoson, is headed into a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and successfully achieved its primary endpoint in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

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